PROGEN
                                                              INDUSTRIES LIMITED

                                                     P.O.  Box 28 Richlands D.C.
                                                       Queensland 4077 Australia
                                                      Telephone: +61 7 3273 9100
                                                     Facsimile:  +61 7 3375 9318

                                                               ABN 82 010 975 61


5 January 2006



The Manager
Company Announcements Platform
Australian Stock Exchange Limited
Level 4
20 Bridge Street
SYDNEY  NSW  2000


Dear Sir

RE:  NOTIFICATION OF OPTION EXPIRY

We wish to advise that the following options held by the Directors of Progen Industries Limited expired unexercised. In accordance with ASX Listing Rules the Company will be lodging individual Appendix 3Ys in relation to each director's interest in the Company.

Total Number of Options expired:          350,000
Expiry Date:                              22 December 2005
Exercise Price:                           $4.00

In total, there remains 273,320 number of options outstanding at exercise prices ranging from $3.03 to $4.43.


Yours sincerely
Progen Industries Limited


/s/ Linton Burns


Linton Burns
Company Secretary